Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Broadlane Intermediate Holdings, Inc.:
We consent to the use of our report dated September 30, 2010, with respect to the consolidated balance sheets of Broadlane Intermediate Holdings, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows, for the year ended December 31, 2009, the period from August 16, 2008 to December 31, 2008 (Successor), the period from January 1, 2008 to August 15, 2008 (Predecessor) and for the year ended December 31, 2007 (Predecessor), included herein, and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Dallas, Texas
September 30, 2011